Filed pursuant to Rule 433
Free Writing Prospectus dated August 4, 2020
Registration Statement Nos. 333-228407 and 333-228407-01

$650,000,000
Block Financial LLC
3.875% Notes due 2030
Fully and Unconditionally Guaranteed by
H&R Block, Inc.

This term sheet to the preliminary prospectus supplement dated August 4, 2020 (the “Preliminary Prospectus Supplement”) should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Block Financial LLC, a Delaware limited liability company
Guarantor:	H&R Block, Inc., a Missouri corporation
Type:	SEC Registered
Expected Ratings*:	Baa3 (Stable Outlook) (Moody’s) / BBB (Negative Outlook) (S&P)
Trade Date:	August 4, 2020
Settlement Date:
August 7, 2020 (T+3 days)
It is expected that delivery of the Notes will be made against payment therefor on or about August 7, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the delivery date of the Notes should consult their own advisors.

Use of Proceeds:	We intend to use the net proceeds from this offering to repay at maturity our 4.125% notes due 2020 and for general corporate purposes.
Aggregate Principal Amount Offered:	$650,000,000
Maturity Date:	August 15, 2030
Interest Rate Per Annum:	3.875%
Interest Payment Dates:	Semi-annually on the 15th of every February and August
First Interest Payment Date:	February 15, 2021
Public Offering Price:	99.687%
Treasury Benchmark:	0.625% due May 15, 2030
Treasury Price:	101-02
Treasury Yield:	0.513%
Re-offer Spread vs. Treasury:	T + 340 bps
Yield to Maturity:	3.913%
Net Proceeds (before expenses):	$643,740,500

Interest Rate Adjustment:
The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any substitute rating agency) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of notes—Interest rate adjustment” in the preliminary prospectus supplement.

Optional Redemption:
At any time prior to May 15, 2030 (which is the date that is 3 months prior to the maturity date of the notes), in whole or in part, at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or (ii) the sum of the present values of the remaining scheduled payments of principal amount and interest on the notes to be redeemed that would be due if such notes matured on May 15, 2030 but for the redemption (not including any portion of payments of interest accrued as of the redemption date), discounted to the redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus 50 basis points, plus accrued and unpaid interest to the redemption date.

At any time on or following May 15, 2030, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date.

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” as defined in the preliminary prospectus supplement at 101% of their principal amount, plus accrued and unpaid interest.
Day Count:	30 / 360
Minimum Denomination / Multiples:	$2,000 / $1,000
CUSIP / ISIN:	093662AH7 / US093662AH70
Joint Bookrunners:	J.P. Morgan Securities LLC BofA Securities, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
PNC Capital Markets LLC Truist Securities, Inc.
Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. RBC Capital Markets, LLC Wells Fargo Securities, LLC

* A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Changes to the Preliminary Prospectus Supplement

The following selling restriction is added to the subsection of the Preliminary Prospectus Supplement entitled “Underwriting—Selling restrictions” beginning on page S-40:

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, qualified investors listed in the first addendum, or the Addendum, to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this document in Israel, at our sole discretion, to investors who are not considered qualified investors, provided that the number of such investors in Israel shall be no greater than 35 in any 12-month period.

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Where similar language or information to that set forth above appears in other sections of the Preliminary Prospectus Supplement, that language or information is deemed modified accordingly as set forth above.

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The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting J.P. Morgan Securities LLC toll-free at (866) 846-2874, BofA Securities, Inc. toll-free at (800) 294-1322, TD Securities (USA) LLC toll-free at (855) 495-9846 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus dated November 15, 2018.